SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                     CHANGES IN INTERESTED PARTIES HOLDINGS

THE FOLLOWING ARE THE CHANGES IN THE HOLDINGS OF TEFRON'S ORDINARY SHARES BY INTERESTED PARTIES (AS DEFINED IN THE ISRAELI SECURITIES LAW, 1968) MADE ON DECEMBER 29, 2008:

---------------------------------- ------------------ --------------------------
NAME OF INTERESTED PARTY           Eran Rotem         Adi Livneh
---------------------------------- ------------------ --------------------------
DESCRIPTION OF INTERESTED PARTY    CFO                CEO
---------------------------------- ------------------ --------------------------
DESCRIPTION OF CHANGE              Purchase of        Purchase of shares
                                   shares
---------------------------------- ------------------ --------------------------
DATE OF CHANGE                     29/12/08           29/12/08
---------------------------------- ------------------ --------------------------
CURRENCY OF THE TRANSACTION        US Dollar          NIS
---------------------------------- ------------------ --------------------------
PRICE                              $0.30              1.40 NIS
---------------------------------- ------------------ --------------------------
NUMBER OF SHARES                   2,300              4,436
---------------------------------- ------------------ --------------------------
TOTAL HOLDINGS PRIOR TO THE        1,200              35,564 shares plus
PURCHASE DETAILED IN THIS REPORT                      300,000 options
---------------------------------- ------------------ --------------------------
HOLDING RATE AFTER THE CHANGE      -                  1.60% (including the
                                                      options)
---------------------------------- ------------------ --------------------------
HOLDING RATE AFTER THE CHANGE ON   -                  1.46% (including the
A FULLY DILUTED BASIS                                 options
---------------------------------- ------------------ --------------------------

THIS REPORT IS FILED DURING THE PERIOD DURING WHICH TEFRON'S SHARES ARE NO LONGER TRADED ON NYSE AND IT IS NOT CLEAR WHETHER TEFRON WILL BE ABLE TO LIST ITS SHARES FOR TRADING ON ANOTHER U.S. EXCHANGE RECOGNIZED FOR PURPOSES OF CONTINUED REPORTING UNDER THE DUAL LISTING RULES (CHAPTER E3) OF THE ISRAELI SECURITIES LAW OF 1968.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)


                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: December 30, 2008


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